Mail Stop 3561
								June 20, 2006

Via Fax & U.S. Mail

Mr. William Guzik
Senior Vice President and Chief Financial Officer
1300 Arlington Heights Road
Itasca, Illinois 60143

Re:	Midas, Inc.
	Form 10-K for the year ended December 31, 2005
      Filed March 16, 2006
	File No. 001-13409

Dear Mr. Guzik:

      We have reviewed your filing and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 22

1. Please refer to your presentation of "Operating income before business transformation charges" and "Operating margin before business transformation charges." Please revise the table in future filings to delete the presentation of these line items as business transformation charges appear reasonably likely to recur within two years or have occurred within the prior two years. See FR 65, Item
10(e) of Regulation S-K, and Questions 8 and 9 of the Staff`s June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures for additional guidance. Alternatively, you may present a separate line item for "business transformation charges." Also, note that it is permissible and necessary to identify, discuss, and analyze material business transformation charges and other items, whether they are recurring or non-recurring, in Management`s Discussion and Analysis of Financial
Condition and Results of Operations. Depending on the nature and materiality of the charges or other items, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating your financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties. Please see the guidance outlined in Regulation G and make the appropriate revisions in future filings.


Statements of Operations, page F-3

2. We note your presentation of gain on sale of assets below operating income on the statement of operations. In future filings, please revise your presentation to reflect gains and losses on the sales of assets as a component of operating income in accordance with paragraph 45 of SFAS No. 144.

3. Please tell us the nature of the components of "other income" for the fiscal years 2004 and 2005. In future filings, please discuss the nature of any changes in significant components of "other income" in MD&A.


Notes to the Financial Statements

- General

4. We note from your notes to the financial statements that your inventory balance is presented on the balance sheet net of an allowance. In future filings, please include Schedule II
Valuation
and Qualifying Accounts, as required by Rule 5-04 of Regulation S-X, to show the changes in the inventory allowance. Similarly, include the changes in your self-insurance reserves for each year presented or explain why you do not believe this is required.




Note 1. Summary of Significant Accounting Policies

- Revenue Recognition, page F-10

5. We note your disclosure indicating that nearly all locations leased from you are subject to an annual percentage rent based upon the locations retail sales volume for the calendar year. In this regard, please tell us and expand the notes to your financial statements to explain, how your recognition of percentage rental revenues complies with the guidance in SAB Topic 13:A:4.

Note 2. Business Transformation Charges, page F-13

6. We note your disclosure that in fiscal 2004 you announced your intention to sell the IPC exhaust distribution business and exit exhaust manufacturing, and during 2005 you sold both the Huth exhaust equipment manufacturing business and the Chicago distribution center, liquidated exhaust related manufacturing equipment, and announced your intention to sell the Hartford facility. Please explain to us why you have not separately presented the assets related to these exhaust manufacturing facilities and equipment as "assets held for sale" on the balance sheet as of December 31, 2005 and 2004, as applicable, as required by paragraph 46 of SFAS No. 144. We may have further comment upon receipt of your response.


7. We note from your disclosure that you sold the Chicago distribution center in 2005 and leased it back on a short term basis.
Please tell us, and disclose in the notes to the financial statements in future filings, the nature of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. Also, please disclose the total gain on the sale and how you are accounting for the gain. See paragraph 17 of SFAS No. 98.

Note 3. Debt Agreements, page F-18

8. We note that the interest rate on the $29.4 million Term B loan which was extinguished during 2004 was fixed at 12% cash interest paid monthly plus 6% paid-in-kind, which was added to principal and due at maturity. Please tell us how you recognized the paid-in-kind interest in your financial statements, including how you classified the subsequent payments in the statements of cash flows. We may have further comments.




Note 4. Supplemental Balance Sheet, Cash Flow and Shareholders
Equity
Information, page F-20

9. We note your disclosure of the carrying amount and accumulated depreciation of property and equipment. In future filings, separately disclose depreciation expense for each year for which an income statement is presented. See paragraph 5 of APB 12.

Note 6. Income Taxes, page F-22

10. We note from your disclosure that in 2004 the effective income tax rate included a reduction of 13.3% which is described as "other."
Please explain to us the nature of this amount. We may have further comments upon review of your response.

11. We note your disclosure that the effective tax rate for 2005 reflects a reduction from the statutory rate as a result of the reversal of a tax contingency reserve established in connection with prior asset sales. In this regard, please explain to us, in detail, and revise the notes to your financial statements in future filings to explain when the tax reserve was initially established, the nature of the matters for which it was established and why you believed its payment was probable at the time it was established. Also, explain the nature and the timing of the events or circumstances that resulted in its reverse in 2005. Additionally, please provide us with your accounting policy for recording income tax reserves that clearly explains how and when you determine the amount that will ultimately be paid. We may have further comments upon review of your response.

12. Please tell us and disclose in future filings the expiration dates of the net operating loss and tax credits as required by paragraph 48 of SFAS No. 109.


Note 10. Stock-Based Compensation and Other Equity Instruments, page
F-29

13. We note from your disclosure that as of December 31, 2005 there were 52,593 warrants outstanding. In future filings, please disclose the pertinent details related to the warrants, such as their exercise price and date of expiration.

Note 14. Quarterly Financial Data, page F-33

14. In future filings, please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.



Form 8-K furnished May 4, 2006

15. We note that in your earnings release furnished on Form 8-K, you adjust operating income, net income, and earnings per share to present non-GAAP earnings measures. Please tell us, and disclose in future filings, the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and the results of operations, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Also, we note that several of the items for which you adjust earnings have recurred over the last several years and there is no indication they will not recur in the future. In this regard, please include in your response why you believe it is useful to investors to eliminate these items when evaluating your performance. We may have further comment upon review of your response. For guidance, see Questions 8 and 9 of the Staff`s
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.


Form 10-Q for the Quarterly Period Ended April 1, 2006

16. Please comply with the comments on the Form 10-K as they apply to your Form 10-Q.


********

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Claire Erlanger at (202) 551-3301 or Kathy Mathis at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3813 with any other questions.


      Sincerely,



      Linda Cvrkel
      Branch Chief



Mr. William Guzik
Midas, Inc.
June 20, 2006
Page 1